Exhibit 99.3

P65924- 1 1 E
1 OF 1

VOTING INSTRUCTION FORM

AURINIA PHARMACEUTICALS INC.

MEETING TYPE:	ANNUAL MEETING		
MEETING DATE:	TUESDAY, MAY 26, 2015 AT 9:00 A.M. PDT		
RECORD DATE:	FOR HOLDERS AS OF APRIL 21, 2015		
PROXY DEPOSIT DATE:	MAY 22, 2015	CUID:	
ACCOUNT NO:		CUSIP:	05156V102

CONTROL NO.: →

STEP 2 — **APPOINT A PROXY (OPTIONAL)**

APPOINTEE(S): STEPHEN W. ZARUBY, RICHARD M. GLICKMAN

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — **COMPLETE YOUR VOTING DIRECTIONS**

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-RICHARD M. GLICKMAN	☐	☐
02-STEPHEN W. ZARUBY	☐	☐
03-BENJAMIN ROVINSKI	☐	☐
04-CHARLES A. ROWLAND JR.	☐	☐
05-DAVID R.W. JAYNE	☐	☐
06-GREGORY M. AYERS	☐	☐
07-HYUEK JOON LEE	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

Item	FOR	WITHHOLD	Voting Recommendations
2 *- REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. ---->>>	☐	☐	2 <<<-- FOR 0010200

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

STEP 4 — **THIS DOCUMENT MUST BE SIGNED AND DATED**

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

BroadBridge
ANNUAL MEETING
MISSISSAU&A,0NL5R405 AURINIA PHARMACEUTICALS INC.
WHEN:
— TUESDAY, MAY 26, 2015 AT 9:00 AM. PDT
WHERE:
1200 WATERFRONT CENTRE
200 BURRARD STREET
VANCOUVER, BRITISH COLUMBIA
AURINIA PHARMACEUTICALS INC.
*201, 17904 - 105 AVENUE
EDMONTON, AR T5S 2H5
CANADA
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
CONTROL NO.:-) PROXY DEPOSIT DATE: MAY 22, 2015
Dear Client:
A meeting is being held for securityholders of the above noted issuer.
1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities, You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name.
2. Votes are being solicited by or on behalf of the management of the corporation.
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language.
4. Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested In this form to provide your voting instructions to us promptly. We will issue a pro’ on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
S. When you give us your voting instructions, you acknowledge that:
• You are the beneficial owner;
• You are authorized to provide these voting instructions; and
• You have read the material and the voting instructions on this form. 6, You may not present this voting instruction form at the meeting in order to vote.
1. To attend the meeting and vote your shares in person:
• Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or
• Go to ProxyVote.com (if available) and insert the name in the “Appointee” section on the electronic ballot.
You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information I proxy circular, Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the informationlproxy circular are different from the items listed on the other side of this form, the inforniationlproxy circular will be considered correct,
10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the informationlproxy circular, except in the case of your appointment of an Appointee.
11. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day before the proxy deposit date noted above. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulatiun.
If you have any questions or require help, please contact the person who services your account.
Disclosure of Information — Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.
ONLINE: VOTE AT PROXYVOTEXOM USING YOUR COMPUTER
OR MOBILE DATA DEVICE.YOUR CONTROL NUMBER IS
LOCATED BELOW.
;1] ) REVIEW YOUR VOTING OPTIONS;0]
SCAN TO VIEW
MATERIALAND
VOTE NOW
BY TELEPHONE: YOU MAY ENTERYOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISFI: 1-800-414-1493 OR FRENCH: 1-800-414-1501
BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.
REMINDER: PLEASE REVIEW THE INFORMATION I PROXY CIRCULAR BEFORE VOTING.
PLEASE SEE OVER

VOTING INSTRUCTION FORM

AURINIA PHARMACEUTICALS INC.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, MAY 26, 2015 AT 09:00 A.M. PDT
RECORD DATE:	FOR HOLDERS AS OF APRIL 21, 2015
PROXY DEPOSIT DATE:	MAY 22, 2015
A/C	

05156V102

** ISSUER COPY **

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 COMPLETE YOUR VOTING DIRECTIONS

1 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-RICHARD M. GLICKMAN	☐	☐
02-STEPHEN W. ZARUBY	☐	☐
03-BENJAMIN ROVINSKI	☐	☐
04-CHARLES A. ROWLAND JR.	☐	☐
05-DAVID R.W. JAYNE	☐	☐
06-GREGORY M. AYERS	☐	☐
07-HYUEK JOON LEE	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

Item	FOR	WITHHOLD	Voting Recommendation
2 - REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. --->>>	☐	☐	2 <<<--- FOR 0010200

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

FILL IN THE BOX "■" TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

Broadridge
ANNUAL MEETING

•	*t I.

SJo
AURINIA PHARMACEUTICALS INC.
WHEN:
TUESDAY, MAY 26, 2015 AT 9:00 A.M. PDT WHERE:
1200 WATERFRONT CENTRE 200 BURRARD STREET VANCOUVER, BRITISH COLUMBIA
AURINIA PHARMACEUTICALS INC. #201, 17904—105 AVENUE EDMONTON/ AB TBS 2H5 CANADA
REVIEW YOUR VOTING OPTIONS
ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.
BY TELEPHONE: YOU MAY ENTERYOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.
SCAN TO VIEW MATERIAL AND VOTE NOW
REMINDER: PLEASE REVIEW THE INFORMATION I PROXY CIRCULAR BEFORE VOTING.
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: -» PROXY DEPOSIT DATE: MAY 22, 2015
Dear Client:
A meeting is being held for securityholders of the above noted issuer.
You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name.
Votes are being solicited by or on behalf of the management of the corporation.
Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language.
Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide your voting instructions to us promptly. We will issue a proxy on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
When you give us your voting instructions, you acknowledge that:
You are the beneficial owner;
You are authorized to provide these voting instructions; and
You have read the material and the voting instructions on this form.
You may not present this voting instruction form at the meeting tn order to vote.
To attend the meeting and vote your shares in person:
Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or
Go to ProxyVote.com (if available) and insert the name in the “Appointee” section on the electronic ballot.
You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otheiwise act at, and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information I proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business dav before the proxy deposit date noted above. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.
If you have any questions or require help, please contact the person who services your account.
Disclosure of Information—Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.
PLEASE SEE OVER
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